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                             December 2, 2022

       Mark Palfreeman
       Chief Executive Officer
       Nixplay Inc.
       12301 Whitewater Dr., Suite 115
       Minnetonka, MN 55343-3932

                                                        Re: Nixplay Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed on November
17, 2022
                                                            File No. 024-12011

       Dear Mark Palfreeman:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Our reference to a prior comment is to a comment in our October 28, 2022 letter.

       Amendment No. 1 to Form 1-A filed November 17, 2022

       General

   1. In light of your response to prior comment 7, please consider whether there is a material risk that you may lose
the Regulation A exemption at some point during the course of this offering if your
officers and directors fail to continue to primarily direct, control, and coordinate your
activities from the United States. For example, we note, among other facts and
circumstances, that the US working visa of your CEO is set to expire in August
                                                        2023, your CEO
currently appears to split his time between the US and the UK, your CFO does not currently have
a US working visa, and none of the current working visas enable the officers and
directors to directly work for you. If you believe these facts and circumstances make the
risk of losing the Regulation A exemption at some point during
 Mark Palfreeman
Nixplay Inc.
December 2, 2022
Page 2
      the course of the offering a material risk to the offering, please add an appropriate risk factor that describes this requirement of the Regulation A exemption and the facts and circumstances that are material in determining the likelihood of whether your principal place of business will remain in the US during the course of the entire offering.
       You may contact Lauren Pierce, Staff Attorney, at (202) 551-3887 or Mitchell Austin,
Staff Attorney, at (202) 551-3574 with any questions.



                                                             Sincerely,
FirstName LastNameMark Palfreeman
                                                             Division of
Corporation Finance
Comapany NameNixplay Inc.
                                                             Office of
Technology
December 2, 2022 Page 2
cc:       Jeanne Campanelli
FirstName LastName